UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          CROSS BORDER RESOURCES, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    227443108
                                 (CUSIP Number)

                                 FILING JOINTLY:

                          RED MOUNTAIN RESOURCES, INC.
                                       and
                            BLACK ROCK CAPITAL, INC.
                                       and
                                 ALAN BARKSDALE

                     Alan Barksdale, Chief Executive Officer
                2515 McKinney Ave, Suite 900, Dallas Texas 75201
                                 (720) 204-1013
       -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 22, 2011
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[ ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

CUSIP No. 227443108

1.  Names of Reporting Persons.        I.R.S.  Identification Nos. of above
                                       persons (entities only).

    RED MOUNTAIN RESOURCES, INC.

    BLACK ROCK CAPITAL, INC. -         A wholly-owned subsidiary of Red Mountain
                                       Resources, Inc. Black Rock Capital is the record holder of the shares and warrants of Cross Border Resources, Inc.

    ALAN BARKSDALE,     -              Chief Executive Officer, Director and
                                       greater than 5% shareholder of Red
                                       Mountain Resources, Inc. and the
                                       President of Black Rock Capital, Inc.

2.  Check the Appropriate Box if a Member of a Group
               (a)    [   ]
               (b)    [ X ]

3.  SEC Use 0nly

4.  Source of Funds                                                      WC
                                                                         --

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) or 2(e)                                               [  ]

6.  Citizenship or Place of Organization:

          Red Mountain Resources, Inc.                                    State of Florida
                                                                          ----------------
          Black Rock Capital, Inc.                                        State of Arkansas
                                                                          -----------------
          Alan Barksdale                                               United States of America
                                                                       ------------------------

Number of              7.   Sole Voting Power  (a)                           2,136,164 shares
Shares
Beneficially by        8.   Shared Voting Power (b)                          2,136,164 shares
Owned by Each
Reporting              9.   Sole Dispositive Power  (a)                      2,136,164
Person With
Power                  10.  Shared Dispositive Power (b)                     2,136,164  shares

     (a) Red Mountain Resources, Inc. owns 100% of Black Rock Capital, Inc. Alan Barksdale is the Chief Executive Officer, a director and greater than 5% shareholder of Red Mountain Resources, Inc.
     (b) Black Rock Capital, Inc. is the record owner of the shares and Alan Barksdale is the President of Black Rock Capital, Inc.


11.  Aggregate Amount Beneficially Owned by Each Reporting Person               2,136,164 shares

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares                [ X ]

   Black Rock Capital, Inc. also holds warrants exercisable for 2,136,164 shares of Cross Border Resources, Inc.'s common stock

13.  Percent of Class Represented by Amount in Row (11)                              13.3%

14.  Type of Reporting Person
       Red Mountain Resources, Inc.    CO
     Black Rock Capital, Inc.          CO       Alan Barksdale           IN

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

ITEM 1.   SECURITY AND ISSUES.

This statement on Schedule 13D relates to shares of $0.001 par value Common Stock of Cross Border Resources, Inc., a Nevada Corporation. The address of its principal office is 22610 US Highway 281 N, Suite 218, San Antonio, Texas 78258.


ITEM 2.   IDENTITY AND BACKGROUND.

Red Mountain Resources, Inc.

     (a) This statement on Schedule 13D is being filed on behalf of Red Mountain Resources, Inc.

     (b) Red Mountain Resources, Inc.'s address is 2515 McKinney Ave, Suite 900, Dallas Texas 75201

     (c)  Not Applicable.

     (d)  Not Applicable.

     (e) Red Mountain Resources has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not Applicable.

Alan Barksdale, Chief Executive Officer and Director of Red Mountain Resources, Inc.

     (a) This statement on Schedule 13D is being filed on behalf of Alan Barksdale as the Chief Executive Officer of Red Mountain Resources, Inc.

     (b)  Mr.  Barksdale  address is 2515 McKinney Ave, Suite 900,  Dallas Texas
          75201

     (c) Mr. Barksdale is employed by Red Mountain Resources, Inc. at 2515 McKinney Ave, Suite 900, Dallas Texas 75201, as its Chief Executive Officer.

     (d)  Mr. Barksdale has not, during the last five years, been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors.)

     (e) Red Mountain Resources has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citzenship: United States of America

Black Rock Capital, Inc.

     (a) This statement on Schedule 13D is being filed on behalf of Black Rock Capital, Inc., a wholly-owned subsidiary of Red Mountain Resources, Inc. and the original purchaser of the Cross Border Resources, Inc. common shares and warrants.

     (b) Black Rock Capital, Inc.'s address is 2515 McKinney Ave, Suite 900, Dallas Texas 75201

     (c)  Not Applicable.

     (d)  Not Applicable.

     (e) Black Rock Capital, Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not Applicable.

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

On May 23, 2011, Black Rock Capital, Inc. purchased 2,136,164 Units consisting of 2,136,164 shares of common stock and warrants to purchase 2,136,164 shares of the common stock of Cross Border Resources, Inc. for cash of $3,204,246 ($1.50 per Unit.)

On June 22, 2011, Red Mountain Resources, Inc. acquired 100% of the outstanding equity of Black Rock Capital, Inc. and as the sole shareholder of Black Rock Capital, Inc. has beneficial ownership of the 2,136,164 shares of common stock of Cross Border Resources, Inc.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Red Mountain Resources, Inc. and its' wholly-owned subsidiary, Black Rock Capital, Inc. do have intentions to acquire additional shares of common stock in Cross Border Resources, Inc. They intend to increase ownership in Cross Border Resources, Inc. in order to attempt to influence the following corporate activities:

     (a)  The capitalization of Cross Border Resources, Inc.;

     (b)  An  extraordinary   corporate   transaction,   such  as  a  merger  or
          reorganization involving Cross Border Resources;

     (c)  Not applicable;

     (d) A possible change in the present board of directors or management of Cross Border Resources, Inc., however no plans exist to change the number or term or directors or to fill any existing vacancies on the board, at this time;

     (e) Any material change in the present capitalization or dividend policy of Cross Border Resources, Inc.;

     (f) Possible material change in Cross Border Resources' business or corporate structure through a business combination;

     (g) Reporting group has no intent, at this date, to make changes in Cross Border Resources' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cross Border Resources by any person;

     (h)  Not Applicable;

     (i)  Not Applicable; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The percentage of outstanding shares of Cross Border Resources, Inc.'s common stock reported below is based on the statement that there are 16,076,946 shares of Cross Border Resources, Inc.'s common stock issued and outstanding.

     (a)  Red  Mountain  Resources,   Inc./Black  Rock  Capital,  Inc./Mr.  Alan
     Barksdale beneficially owns or may be deemed to beneficially own shares of Cross Border Resources, Inc. as follows:

                                                       Beneficial Ownership
    Type of Security          Number of Shares            Percentage (1)
--------------------------------------------------------------------------------

      Common Stock               2,136,164                    13.28%
        Warrants                 2,136,164                     -0-%

     (1)  Based upon 16,076,946 shares of common stock issued and outstanding.

     Mr. Alan Barksdale is the Chief Executive Officer, a director and a greater than 10% shareholder of Red Mountain Resources, Inc. and an officer of Black Rock Capital, Inc., the wholly-owned subsidiary of Red Mountain Resources, Inc. As such, Mr. Barksdale has the authority to vote the shares of on behalf of Red Mountain Resources, Inc. and Black Rock Capital, Inc.

     (b) For information regarding the number of shares of Cross Border Resources, Inc.'s common stock a to which Red Mountain Resources, Inc. holds or shares or may be deemed to hold, reference is made to items
          (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of Cross Border Resources, Inc.'s common stock effected by Red Mountain Resources, Inc., Black Rock Capital, Inc. or Mr. Alan Barksdale during the past 60 days.

     (d) No person other than Red Mountain Resources, Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Cross Border Resources, Inc. common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Red Mountain Resources, Inc.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 23, 2011, Black Rock Capital, Inc. purchased 2,136,164 Units consisting of 2,136,164 shares of common stock and warrants to purchase 2,136,164 shares of the common stock of Cross Border Resources, Inc. for cash of $3,204,246 ($1.50 per Unit.)

On June 22, 2011, Red Mountain Resources, Inc. acquired 100% of the outstanding equity of Black Rock Capital, Inc. and as the sole shareholder of Black Rock Capital, Inc. has beneficial ownership of the 2,136,164 shares of common stock of Cross Border Resources, Inc. and warrants exercisable for 2,136,164 shares of Cross Border Resources, Inc.

Mr. Alan Barksdale is the Chief Executive Officer, a director and a greater than 10% shareholder of Red Mountains Resources, Inc. and an officer of Black Rock Capital, Inc., the wholly-owned subsidiary of Red Mountain Resources, Inc. As such, Mr. Barksdale has the authority to vote the shares of on behalf of Red Mountain Resources, Inc. and Black Rock Capital, Inc.

Red Mountain Resources, Inc. has no other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Cross Border Resources, Inc., other than as described in this statement on Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

10.1 Plan of Reorganization and Share Exchange Agreement By and Between Red Mountain Resources, Inc. and Black Rock Capital LLC

10.2 Amendment to the Plan of Reorganization and Share Exchange Agreement By and Between Red Mountain Resources, Inc. and Black Rock Capital, Inc.

10.3 3rd Amendment to the Plan of Reorganization and Share Exchange Agreement By and Between Red Mountain Resources, Inc. and Black Rock Capital, Inc.

10.4 Statement of Red Mountain Resources, Inc., Black Rock Capital, Inc. and Alan Barksdale as to the joint filing of Schedule 13D, dated June 24, 2011
















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




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2011                   ED MOUNTAIN RESOURCES, INC.



                                        /s/ Alan Barksdale
                                        --------------------------------------
                                        Alan Barksdale, Chief Executive Officer


                                        BLACK ROCK CAPITAL, INC.



                                        /s/ Alan Barksdale
                                        --------------------------------------
                                        Alan Barksdale, President


                                        ALAN BARKSDALE



                                        /s/ Alan Barksdale
                                        --------------------------------------
                                        Alan Barksdale, Individually













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